Exhibit 99.1

Iberia Plus Offers More Flexibility with New Points.com Partnership

New Functionality now allows members to Buy, Gift and Transfer Iberia Plus points

TORONTO (August 8, 2011) – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, has announced the addition of Iberia Plus, the loyalty scheme of Spain’s leading airline, to its growing list of international loyalty program partners.

As a result of this new relationship, 4.5 million Iberia Plus members now enjoy even more options and flexibility, including the ability to buy, gift, or transfer the Iberia Plus points they need to reach their goals faster via the Points.com industry-leading loyalty management platform.

“By entering into this new partnership, we’re offering Iberia and their Iberia Plus members new tools to maximize the value of their points and get the rewards they desire even quicker. We believe that this is a key tool to increase customer engagement in already strong programs such as Iberia’s,” said Rob MacLean, CEO of Points International. “We are excited to add another premium brand to our already large International network.”

“Our goal is to constantly introduce innovative ways for our members to maximize their Iberia Plus points,” said Javier Deleito, Manager of Iberia Plus. “Giving our members more options for earning points is a large step in the right direction and we are excited to work with Points.com to keep our Iberia Plus program improving”

Iberia Plus joins Points International’s expanding group of international partners including, Airmiles UK, British Airways, Air France / KLM, Alitalia, bmi, Lufthansa, Qatar Airways, SAS, Saudi Arabian Airlines, Icelandair, and Virgin Atlantic, as well as more than two dozen different programs on Points.com.

Points International works in partnership with loyalty and reward programs around the world. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor or Like us on Facebook (www.points.com/facebook).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways® DividendMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

About Iberia Airlines

Iberia is Spain's leading airline and also leader on routes between Europe and Latin America. In 2010 it carried 24.3 million passengers, posting income of 4.77 billion Euros and net earnings of 89 million Euros. Along with its franchise partner Iberia Regional Air Nostrum, it operates some 1,000 daily flights to about 100 destinations. Iberia is a member of oneworld airline alliance along with, American Airlines, British Airways, Cathay Pacific, Finnair, LAN, Malev, Mexicana, Qantas, Royal Jordanian and S7 Airlines, with an offer of 8,300 daily flights to 701 destinations in 136 countries. More information about the Iberia Group is available at http://grupo.iberia.es.

About Iberia Plus

Iberia Plus is a loyalty scheme designed by Iberia to reward its best customers with flights and a range of exclusive benefits. It currently has over 4.5 million customers and more than 90 associated companies involved, including airlines, leading hotel chains and car rental companies worldwide, financial institutions, partners offering entertainment and leisure options, and many more.

Iberia Plus members can earn points with any of the companies associated with the program. Points can be used for travel to over 200 destinations, with Iberia and any oneworld partners.

At iberia.com you will find detailed information about the Iberia Plus program and the latest news in Iberia Plus´s online magazine. Members can access a personal area where they can check their account statement, book flights using points and access the tailor made promotions for Iberia flights and many air and non air partners.

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business enquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Iberia Airlines

Iberia Press Office
+34 91 587 7462/ + 34 91 5877205
prensaintl@iberia.es; prensa@iberia.es